

HAECO

Our Ref.: CSA/CPA12/24

9th March 2005

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA



Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose the following documents for your attention:

(a) Results Announcement Form;
(b) Annual Results Announcement together with Notice of Closure of Register of Members which were published today in Hong Kong in The Standard;
(c) The highlights announcement which was advertised in the Asian Wall Street Journal today.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED



Margaret Yu
Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\sn\Haeco\20\2004 Annual\ltr_SEC US

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

To : Listing Division of The Stock Exchange of Hong Kong Limited
Information Services Department of The Stock Exchange of Hong Kong Limited

From : Hong Kong Aircraft Engineering Company Limited (Name of Company) No. of pages: one

Mrs. Margaret Yu	2840 8868	8th March 2005
(Responsible Official)	(Contact Telephone Number)	(Date)

Name of listed company: Hong Kong Aircraft Engineering Company Limited (Stock code: 44)
Year end date: 31st December 2004
Currency: HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☐ Yes ✓ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ✓ Early adoption of new disclosure requirements

Auditors' Report
☐ Qualified ☐ Modified ✓ Unqualified ☐ N/A

		(Audited/~~Unaudited~~) Current Period from 1/1/2004 to 31/12/2004 (HK$)		(Audited/~~Unaudited~~) Last Corresponding Period from 1/1/2003 to 31/12/2003 (HK$)	
Turnover	:	2,153 million		1,987 million	
Profit/(Loss) from Operations	:	222 million		108 million	
Net Finance Charges	:	(3 million)		(4 million)	
Share of Profit/ (Loss) of Associates	:	N/A		N/A	
Share of Profit/ (Loss) of Jointly Controlled Entities	:	301 million		307 million	
Profit/ (Loss) after Taxation & MI	:	438 million		345 million	
% Change over Last Period	:	+27%			
EPS/ (LPS) - Basic	:	HK$2.63		HK$2.07	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain/ (Loss)	:	N/A		N/A	
Profit/ (Loss) after ETD Items	:	438 million		345 million	
Final Dividend per Share	:	HK$0.77		HK$0.56	
(specify if with other options)	:	N/A		N/A	
B/C Dates for Final Dividend	:	3rd May 2005	to	10th May 2005	bdi
Payable Date	:	20th May 2005			
B/C Dates for Annual General Meeting	:	3rd May 2005	to	10th May 2005	bdi
Other Distribution for Current Period	:	N/A			
B/C Dates for Other Distribution	:	N/A	to	N/A	bdi

Remarks:
A special dividend of HK$1.00 per share in respect of the year 2003 was declared and paid in 2004.

For and on behalf of
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu, Secretary

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)



HAECO

2004 Final Results

Consolidated Profit and Loss Account

for the year ended 31st December 2004

	Note	2004 HK$M	2003 HK$M
Turnover	2	2,153	1,987
Operating expenses:			
Staff remuneration		(1,082)	(1,045)
Cost of direct material/job expenses		(374)	(480)
Depreciation		(144)	(129)
Operating lease rentals – land & buildings		(46)	(50)
Auditors' remuneration		(1)	(1)
Changes in work in progress		(19)	11
Other operating expenses		(265)	(175)
Operating profit		222	108
Net finance charges		(3)	(4)
Net operating profit		219	104
Share of results of jointly controlled companies	3	301	307
Profit before taxation		520	411
Taxation	4	(69)	(66)
Profit after taxation		451	345
Minority interests		(13)	–
Profit attributable to shareholders		438	345
Dividends			
Interim – paid		53	47
Final – proposed		128	93
Special		–	166
	5	181	306
Earnings per share	6	HK$2.63	HK$2.07
Dividends per share			
Interim		HK$0.32	HK$0.28
Final		HK$0.77	HK$0.56
Special		–	HK$1.00
Total		HK$1.09	HK$1.84

Consolidated Balance Sheet

at 31st December 2004

	Note	2004 HK$M	2003 HK$M
Fixed assets		2,300	1,513
Jointly controlled companies		718	1,122
Deferred items			
Staff loans		5	5
Retirement benefit assets		199	196
Deferred taxation		(158)	(140)
		46	61
Current assets			
Stocks of aircraft parts		71	33
Work in progress		79	70
Debtors and prepayments		393	202
Amounts due from jointly controlled companies		14	15
Deposits and bank balances		576	420
		1,133	740
Current liabilities			
Creditors and accruals		484	329
Term loan due within one year		4	4
Amount due to a jointly controlled company		–	15
Taxation		9	–
		497	348
Net current assets		636	392
		3,700	3,088
Financed by			
Share capital		166	166
Reserves	7	2,943	2,817
Shareholders' equity		3,109	2,983
Minority interests		495	5
Long term loan		96	100
		3,700	3,088

1. Basis of principal accounting policies

The accounts have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in the Listing Rules ("the Listing Rules") of The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). There have been no major changes to the principal accounting policies for 2004.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. Turnover and segmental information

Turnover represents the aggregate of amounts invoiced to customers.

Since the Group is primarily engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong and overseas, no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided.

Reporting by geographical segment for the year ended 31st December:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Turnover	1,988	1,987	172	–	(7)	–	2,153	1,987
Operating profit	201	108	21	–			222	108
Net finance (charges)/income	(4)	(4)	1	–			(3)	(4)
Share of results of jointly controlled companies	210	213	91	94			301	307
Profit before taxation	407	317	113	94			520	411
Profit attributable to shareholders	342	257	96	88			438	345
Capital expenditure	83	47	33	–			116	47
Depreciation	128	129	16	–			144	129

Analysis of total assets and total liabilities of the Group by geographical segment at 31st December:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Segment assets	2,475	2,454	1,189	–	(27)	–	3,637	2,454
Jointly controlled companies	668	627	50	495	–	–	718	1,122
Segment liabilities	(550)	(488)	(132)	–	27	–	(655)	(488)
Long term loan	(96)	(100)	–	–	–	–	(96)	(100)
Minority interests	(5)	(5)	(490)	–	–	–	(495)	(5)
Net assets	2,492	2,488	617	495	–	–	3,109	2,983

3. Share of results of jointly controlled companies

	Group 2004 HK$M	Group 2003 HK$M
(a) Attributable pre-tax results from:		
– Hong Kong Aero Engine Services Limited	190	194
– Taikoo (Xiamen) Aircraft Engineering Company Limited	83	87
– Other jointly controlled companies	28	26
	301	307
(b) Less: Share of taxation thereon:		
– Hong Kong Aero Engine Services Limited	(33)	(36)
– Taikoo (Xiamen) Aircraft Engineering Company Limited	(7)	(6)
– Other jointly controlled companies	(5)	(2)
	(45)	(44)
(c) Attributable post-tax results from:		
– Hong Kong Aero Engine Services Limited	157	158
– Taikoo (Xiamen) Aircraft Engineering Company Limited	76	81
– Other jointly controlled companies	23	24
	256	263

4. Taxation

	Group 2004 HK$M	Group 2003 HK$M
The taxation charge comprises:		
The Company and its subsidiary companies:		
Current taxation – overseas	(1)	–
Deferred taxation	(23)	(22)
	(24)	(22)
Share of taxation attributable to jointly controlled companies:		
Hong Kong profits tax	(37)	(38)
Overseas tax	(8)	(6)
	(45)	(44)
	(69)	(66)

No provision for Hong Kong profits tax has been made by the Company for the year as its assessable profit is wholly absorbed by the tax losses brought forward. Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

5. Dividends

	Company 2004 HK$M	Company 2003 HK$M
Interim, paid on 27th September 2004, of HK$0.32 per share (2003: HK$0.28 per share)	53	47
Final, proposed, of HK$0.77 per share (2003: HK$0.56 per share)	128	93
Special, of nil per share (2003: HK$1.00 per share)	–	166
	181	306

The Directors recommend the payment of a final dividend of HK$0.77 per ordinary share for the year ended 31st December 2004 which, together with the interim dividend of HK$0.32 per ordinary share paid on 27th September 2004 makes a total dividend for the year of HK$1.09 per ordinary share. This represents a total distribution for the year of HK$181 million. Subject to the approval of the 2004 final dividend by the shareholders at the Annual General Meeting on 10th May 2005, it is expected that the dividend will be paid on 20th May 2005 to shareholders registered on 10th May 2005. The shareholders' register will be closed from 3rd May 2005 to 10th May 2005, both dates inclusive.

6. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders of HK$438 million (2003: HK$345 million) and to the weighted average of 166,324,850 (2003: 166,324,850) ordinary shares in issue.

7. Reserves

	Revenue reserve		Capital redemption reserve		Total	
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Group						
At 1st January	2,798	2,992	19	19	2,817	3,011
Profit attributable to shareholders	438	345	–	–	438	345
Previous year's final dividend paid	(93)	(76)	–	–	(93)	(76)
Previous year's special dividend paid	(166)	(416)	–	–	(166)	(416)
Current year's interim dividend paid	(53)	(47)	–	–	(53)	(47)
At 31st December	2,924	2,798	19	19	2,943	2,817
The Company	1,917	1,961	19	19	1,936	1,980
Subsidiary company	365	8	–	–	365	8
Jointly controlled companies	642	829	–	–	642	829
	2,924	2,798	19	19	2,943	2,817

SWIRE

Share capital
During the year under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies (2003: nil). At 31st December 2004, 166,324,850 shares were in issue (31st December 2003: 166,324,850 shares).

Connected transaction
The Company has placed its property all risks insurance ("the Policy") for the period 1st April 2004 to 31st March 2005 through Spaciom Limited ("SPACIOM"), a captive insurance company incorporated in the Isle of Man and wholly-owned by Swire Pacific Limited. The transaction falls under the definition of "connected transaction" in Chapter 14A of the Listing Rules and an announcement dated 16th June 2004 was published by the Company.

Continuing connected transactions
During the year under review, the Company has entered into the Total Care Package Contract ("the TCP Contract") and the Line Maintenance Contract ("the LM Contract") with AHK Air Hong Kong Limited ("AHK"), a 60% owned subsidiary of Cathay Pacific Airways Limited, for AHK's fleet. The TCP Contract and the LM Contract and all the transactions contemplated thereunder fall under the definition of "continuing connected transactions" in Chapter 14A of the Listing Rules and an announcement dated 13th September 2004 was published by the Company.

Subsequent event
In January 2005, the Company has signed an agreement with the Airport Authority Hong Kong to build a new hangar at Hong Kong International Airport and to extend the existing franchise agreement to July 2031. The hangar construction is expected to be completed before the end of the first quarter of 2007. The lease extension results in an increase of the estimated useful life of the Company's existing facilities at Hong Kong International Airport, which will reduce the annual depreciation charges on those facilities for 2005 and beyond by approximately HK$24 million.

Corporate governance
The Board is committed to a high standard of corporate governance and throughout the year the Company has complied with the provisions of the Code of Best Practice as set out in the Listing Rules. Details of corporate governance can be found in the 2004 annual report.

The annual results for the year have been reviewed by the Audit Committee of the Company.

CHAIRMAN'S STATEMENT

Results
Profit after tax attributable to shareholders for the year was HK$438 million, which represented an increase of 27% from the previous year.

It has been a busy and profitable year for all the Company's activities. The Hong Kong operation returned to normal after the shortfall in work seen during the SARS outbreak in the region the previous year, and has experienced growth in both line and heavy maintenance. In addition, the Company has benefited from a reduction in the contributions required to fund the retirement benefit schemes.

The contribution from subsidiary and jointly controlled companies continued to grow in 2004. Taikoo (Xiamen) Aircraft Engineering Company Limited, which became a subsidiary on 15th October 2004, following the purchase by the Company of SIA Engineering Company Pte. Limited's 5% shareholding, increased its contribution to attributable profit from HK$81 million to HK$91 million while that from Hong Kong Aero Engine Services Limited was HK$157 million (2003: HK$158 million).

Your Directors have recommended a final dividend for 2004 of HK$0.77 per share which, together with the interim dividend of HK$0.32 per share paid on 27th September 2004, results in a total distribution for the year of HK$1.09 per share, representing an increase of 30% over the total ordinary dividends declared for 2003. The dividend cover is 2.42 times. The total dividends paid and proposed in respect of 2004 amount to HK$181 million.

Review of Operations
The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line Maintenance
The line maintenance division employs around 1,600 people (2003: 1,600), who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2004, the average number of aircraft handled daily was 223, a 26% increase compared with 2003. To improve the service provided to freighter customers, the Company is building an office on the cargo apron that should be open in early 2006.

Base Maintenance
The base maintenance division employs around 1,010 people (2003: 1,020), who provide customers with a comprehensive range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 50% of the division's work is for the three scheduled airlines operating out of Hong Kong: Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy throughout the year and this situation is expected to continue in 2005. Man-hours sold in 2004 were 1.42 million, a 5% increase when compared with 2003. Operating with the existing shift patterns, the maximum available man-hours is 1.5 million, which includes 0.3 million man-hours of overtime.

The Company is building a second hangar at Hong Kong International Airport. This will accommodate two wide-bodied aircraft. It is expected to cost HK$320 million and is scheduled to open in the first quarter of 2007. Over the next few years, an additional 450 staff will be recruited and by 2010, the new hangar is expected to generate an additional 600,000 man-hours. As a result of the talks with the Airport Authority Hong Kong associated with the agreement to build a second hangar, the Company's franchise to provide line and base maintenance services of Hong Kong International Airport has been extended from July 2018 to July 2031.

Component and Avionics Overhaul
The overhaul division occupies a five-storey building at Tseung Kwan O with more than 7,000 square metres of modern workshop space and employs around 200 people. Utilisation of these facilities during the year was reasonable.

Inventory Management
Since 2002, the Company has been providing an inventory management service for rotable spares. The range of aircraft for which this service is offered has expanded during 2004 and now includes Airbus 340-600, 340-500, 330-300 and 300-600F. The net book value of these spares at the year-end was HK$102 million (2003: HK$67 million). This service is profitable.

Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO")
Each of TAECO's three hangars is capable of fully enclosing two wide-bodied aircraft; a fourth double-bay hangar is due to open by the end of 2005. Most of TAECO's capacity is taken up by shareholder customers or their affiliates. Starting in 2005, TAECO will embark on a programme to convert Boeing 747-400 passenger aircraft to freighters; it currently holds contracts for thirty-three such conversions through to 2010. While still only representing about 2.5% of turnover, line maintenance operations continued to expand and approval has been obtained to start an operation in Guangzhou. In December 2004, the line maintenance operations handled about 1,700 flights in Beijing, Xiamen and Shanghai.

Hong Kong Aero Engine Services Limited ("HAESL")
HAESL, in which the Company has a 45% interest, had another good year, with increased revenue. Profits dropped slightly from 2003. Throughput of engines and engine equivalents in 2004 was 190, a 6% increase on 2003. In addition to the work performed on the fleet of engines used by Cathay Pacific Airways, which accounts for about 40% of revenue, significant engine work was also carried out for Rolls-Royce plc and Emirates Airlines. Singapore Aero Engine Services Pte. Limited ("SAESL"), in which HAESL has a 20% interest, also had a good year with increased profitability. This trend is expected to continue in 2005.

Other Jointly Controlled Companies
The Company owns 49% of Goodrich Asia-Pacific Limited, which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong. It continued to perform well. The Xiamen based Goodrich TAECO Aeronautical Systems Limited, in which TAECO has a 35% interest, had an increase in demand for its services and was profitable.

Taikoo (Shandong) Aircraft Engineering Company Limited ("STAECO"), in which the Company and TAECO have a combined interest of 30%, provides a heavy maintenance service for narrow-bodied aircraft, in particular Boeing 737 aircraft. It is expanding its capacity and capabilities to meet customers' projected needs and has signed an agreement with Pemco Aviation Group under which the companies will jointly market narrow-bodied passenger aircraft to freighter conversions that will be undertaken in STAECO's facilities. This company is profitable.

IN-Services Asia Limited, a jointly controlled company in which the Company has a 35% interest, sells Intertechnique components, and provides a warranty and repair service to customers. Its revenue has grown steadily in 2004 and the company is profitable.

EADS SOGERMA HAECO Services Company Limited, a jointly controlled company in which the Company has a 50% interest, provides computerised testing of components. Business volume increased in 2004 and the company has become profitable.

Honeywell TAECO Aerospace (Xiamen) Company Limited, a jointly controlled company in which the Group has an attributable 30% interest, had a good year, with increased revenue and profitability.

Financial Review
Turnover

	Note	2004 HK$M	2003 HK$M	Change
The Company and its subsidiary companies	1	**2,153**	1,987	8%
HAESL		**4,000**	3,636	10%
TAECO	3	**590**	607	-3%
SAESL		**1,546**	883	75%
Other jointly controlled companies		**502**	404	24%
Total		**8,791**	7,517	17%

Notes: 1. As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.
2. The whole of the turnover for the jointly controlled companies is included in this table.
3. TAECO's turnover for 2004 was HK$762 million of which HK$590 million was attributed to the period ended 14th October 2004 and the remainder HK$172 million was consolidated in the Group's turnover.
4. The presentation of the comparative figures has been restated to conform to that for the current year.

Net Assets
Net assets increased during the year from HK$3,088 million to HK$3,700 million while working capital increased from HK$383 million to HK$586 million as a result of consolidating TAECO's accounts and an increase in receivables due to more work completed at end of the year. Capital expenditure amounted to HK$116 million, mostly on rotable inventory, computer systems, tooling, vehicles used on the airfield and construction of TAECO's fourth hangar.

Net Liquid Funds and Financing
Cash, cash equivalents and short-term deposits increased by HK$119 million to HK$527 million during the year mainly because of consolidating TAECO's accounts. The dividend payments of HK$312 million, including the special dividend of HK$166 million for 2003, during the year were supported largely by the strong operating cash flow and dividends and shareholder loan repayments from the subsidiary and jointly controlled companies. The existing deposits and cash surplus together with the continued strong operating cash flow will be sufficient to meet its operating, working capital and capital expenditure requirements forecast for 2005. In addition, the Company has negotiated loan facilities equivalent to HK$474 million, of which HK$178 million is subject to renewal during 2005.

Currency Fluctuations
The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled companies are substantially in those same currencies, as are those of its subsidiary and jointly controlled companies in Mainland China, which also use Renminbi.

Environment
The Group recognises that its operations could impact the environment in which it operates, and it endeavours to monitor and to reduce the extent to which they do so. When the Company moved to Hong Kong International Airport and built its facilities in Tseung Kwan O, the Company incorporated systems to minimise the effect of effluents on the environment. The Group is committed to further reduce energy and resource usage, and to recycle waste where practicable. In November last year, the Company was awarded a Certificate of Merit by the Hong Kong Business Environment Council in recognition of its efforts and excellence in environmental protection and waste reduction. In 2004, the Group spent HK$3 million (2003: HK$3 million) on capital and recurring expenditure to achieve those objectives, and plans to increase this to HK$4 million in 2005.

Staff
In total, the Group and its jointly controlled companies employed 6,881 staff at the end of 2004, an increase of 7% from the end of 2003.

The strong result for the year reflects the professionalism, hard work and commitment of all the staff, and on behalf of the shareholders, I should like to thank them for their continuing support.

Board of Directors
I should like to welcome Bob Adams, who joined the Board as an Independent Non-Executive Director on 1st October 2004. Bob has experience in a number of businesses, and was a Director of Cathay Pacific Airways Limited for a number of years. I look forward to working with him again.

I am sorry to have to report that Dr. Alex Wu Shu Chih died on 10th January 2005. He served on the Board for 22 years and his experience and advice will be sorely missed.

Outlook
In 2004, the increase in line maintenance work reflected the continued expansion of base customers' fleets and the growth in traffic through Hong Kong International Airport. An increase in demand for heavy maintenance in both Hong Kong and Xiamen resulted in high utilisation of hangars, which were effectively full.

A similar picture is expected for the first half of 2005. There should be some growth in line maintenance work in Hong Kong, and our hangars in Hong Kong and Xiamen are expected to continue to benefit from high utilisation, although growth will be limited until the new facilities come on line. Heavy maintenance capacity will increase significantly with the scheduled opening of TAECO's fourth hangar in late 2005 and HAECO's second hangar in early 2007.

I look to the future with confidence.

David Turnbull
Chairman
Hong Kong, 8th March 2005

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com

The detailed results containing all the information required by the Listing Rules are expected to be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.


HAECO

NOTICE
Closure of Register of Members

Notice is hereby given that the Register of Members of Hong Kong Aircraft Engineering Company Limited will be closed from 3rd May 2005 to 10th May 2005, both dates inclusive.

By Order of the Board
Margaret Yu (Mrs)
Company Secretary
Hong Kong, 8th March 2005

Hong Kong Aircraft Engineering Company Limited


SWIRE

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)



HAECO

2004 Final Results – Highlights

	2004 HK$M	2003 HK$M
Turnover	**2,153**	1,987
Operating expenses:		
Staff remuneration	**(1,082)**	(1,045)
Cost of direct material/job expenses	**(374)**	(480)
Depreciation	**(144)**	(129)
Operating lease rentals – land & buildings	**(46)**	(50)
Auditors' remuneration	**(1)**	(1)
Changes in work in progress	**(19)**	1
Other operating expenses	**(265)**	(175)
Operating profit	**222**	108
Net finance charges	**(3)**	(4)
Net operating profit	**219**	104
Share of results of jointly controlled companies	**301**	307
Profit before taxation	**520**	411
Taxation	**(69)**	(66)
Profit after taxation	**451**	345
Minority interests	**(13)**	–
Profit attributable to shareholders	**438**	345
Dividends		
Interim – paid	**53**	47
Final – proposed	**128**	93
Special	**–**	166
	181	306
Earnings per share	**HK$2.63**	HK$2.07
Dividends per share		
Interim	**HK$0.32**	HK$0.28
Final	**HK$0.77**	HK$0.56
Special	**–**	HK$1.00
Total	**HK$1.09**	HK$1.84

Outlook

In 2004, the increase in line maintenance work reflected the continued expansion of base customers' fleets and the growth in traffic through Hong Kong International Airport. An increase in demand for heavy maintenance in both Hong Kong and Xiamen resulted in high utilisation of hangars, which were effectively full.

A similar picture is expected for the first half of 2005. There should be some growth in line maintenance work in Hong Kong, and our hangars in Hong Kong and Xiamen are expected to continue to benefit from high utilisation, although growth will be limited until the new facilities come on line. Heavy maintenance capacity will increase significantly with the scheduled opening of TAECO's fourth hangar in late 2005 and HAECO's second hangar in early 2007.

I look to the future with confidence.

The final dividend will be paid on 20th May 2005 to shareholders registered at the close of business on 10th May 2005. The shareholders' register will be closed from 3rd May 2005 to 10th May 2005, both dates inclusive.

David Turnbull
Chairman
Hong Kong, 8th March 2005

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com
The detailed results containing all the information required by the Listing Rules are expected to be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

SWIRE